Exhibit 3.5
CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
ZARS PHARMA, INC.
     ZARS Pharma, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:
1. The name of the corporation is ZARS Pharma, Inc. (the “Corporation” or the “Company”).
2. The date of filing of its original Certificate of Incorporation (the “Certificate”) with the Secretary of State of the State of Delaware was May 17, 2007.
3. The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the DGCL, adopted resolutions amending the Certificate as follows:
     A. Subsections (1) and (2) of Section III(A) of the Certificate are renumbered to be subsections (2) and (3), respectively.
     B. Section III(A) of the Certificate is hereby amended to add the following paragraph to the beginning thereof:
     “1. Upon the effectiveness of this Certificate of Amendment, every four outstanding shares of Common Stock of the Corporation then outstanding shall be divided into five shares of Common Stock of the Corporation. No fractional shares shall be issued in connection therewith, and each stockholder otherwise entitled to receive a fractional share shall receive the next lower whole number of shares of Common Stock.”
     C. The second paragraph of Section III(A) of the Certificate is amended in its entirety to read:
     “2. The Corporation is authorized to issue two classes of shares to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares this Corporation is authorized to issue is Thirty-Three Million Eight Hundred Eighty-Four Thousand Three Hundred Eighty-Three (33,884,383). The number of shares of Common Stock authorized is Twenty One Million One Hundred Thirty-Seven Thousand Five Hundred Thirty-One (26,421,914), each share having a par value of one-tenth of one cent ($0.001). The number of shares of Preferred Stock authorized is Seven Million Four Hundred Sixty-Two Thousand Four Hundred Sixty-Nine (7,462,469), each share having a par value of one-tenth of one cent ($0.001).”

     D. The second sub-paragraph of paragraph III(D)(5)(a) of the Certificate is amended in its entirety to read:
     “(ii) No Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of shares of Preferred Stock. Instead of any fractional share of Common Stock which would otherwise be issued upon conversion of any shares of Preferred Stock, the Corporation shall pay a cash adjustment in respect of such fractional share in an amount equal to the same fraction of the fair market price per share of Common Stock as determined in good faith by the Corporation’s Board of Directors. For purposes of determining whether fractional shares exist upon conversion of the Preferred Stock, all shares of Preferred Stock represented by a single certificate issued by the Company and held by each holder shall be aggregated.”
     E. Clause (1) of subparagraph III(D)(5)(b)(v) of the Certificate is amended to add the phrase “(as adjusted for any stock dividends, combinations, splits or similar recapitalization events)” at the end of such clause immediately before the semicolon.
4. Thereafter, pursuant to a resolution by the Board of Directors, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval in accordance with the provisions of Section 228 an 242 of the DGCL. Accordingly, said proposed amendment has been adopted in accordance with Section 242 of the DGCL.
     In Witness Whereof, ZARS Pharma, Inc. has caused this Certificate of Amendment to be signed by its duly authorized officer this 7th day of September, 2007.

ZARS Pharma, Inc.
By:	/s/ Robert Lippert
Robert Lippert
Chief Executive Officer